Mail Stop 4561

January 30, 2009

C. Keith Swaney
President, Chief Operating Officer and Treasurer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **RE:** **PVF Capital Corp**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 000-24948**

Dear Mr. Swaney,

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>June 30, 2008 Form 10-K</u>

Nonperforming Loans and Other Problem Assets, page 6

1.   In your future filings, please consider disclosing your exposure to sub-prime, Alt-A, or other relatively high risk loans. To the extent you believe the amounts of such exposures are immaterial, please consider disclosing a statement to that effect and tell us the amounts involved.

2.   You disclose that your allowance for loan losses consists of specific and general components, that your general allowance is established based on risk categories for each type of loan in your portfolio and that the general allowance is based on historical loss experience adjusted for current factors. Please address the following:

   a.   Quantify for us the amount of specific and general allowance at June 30, 2008 and September 30, 2008. Please consider revising future filings to disclose this information as of each balance sheet date presented.

   b.   From our calculations based on your disclosure of the total allowance for loan losses and the total specific allowance it appears that the general allowance decreased from June 30, 2008 to September 30, 2008. During this same time period it appears that credit risk has worsened and the loan portfolio balance related to the general reserve has stayed the same or increased. Please tell us the underlying reasons for the change in the general reserve from June 30, 2008 to September 30, 2008. Please consider revising future filings to disclose information related to the change in the general reserve for each period presented.

   c.   Related to your general reserve, tell us and consider revising future filings to identify the basis for each risk category and the method for determining the loss factor applied to each category. Specifically tell us if and how you adjusted historical loss trends based on current factors.

        Additional information related to allowance for loan loss disclosure is available in SAB 102 and the Corporation Finance Current Accounting and Disclosure Issues outline available on our web-site.

Note 4 – Loans Receivable, page 62

3.   You disclose the following related to impaired loans as of June 30, 2008:

- impaired loans totaled $24,298,587,
- impaired loans with a valuation allowance totaled $13,956,806, and
- impaired loans without a valuation allowance totaled $5,259,155.

It appears that the sum of impaired loans with and without a specific allowance does not equal the amount of total impaired loans. We also note a similar inconsistency in your disclosure of impaired loans as of June 30, 2008 in Note 2 to your financial statements in the September 30, 2008 Form 10-Q and that you disclose different amounts for total impaired loans and impaired loans with a valuation allowance. Please reconcile these apparent inconsistencies or tell us the appropriate amounts related to this disclosure. Please revise your future filings accordingly.

September 30, 2008 Form 10-Q

Note 2 – Allowance for Loan Losses, page 4

4.   You disclose that non-accrual loans identified as impaired increased from $16.0 million at June 30, 2008 to $22.4 million at September 30, 2008 but that the specific loss reserves related to these loans decreased from $2.8 million to $2.1 million for the same period. You also disclose that specific loss reserves are primarily based on the value of the underlying collateral. Please tell us in detail and revise your MD&A in future filings to explain the lack of directional consistency in the disclosed amount of non-accrual loans identified as impaired and the related specific reserve. Specifically disclose if this trend was caused by new higher collateral valuations, charge-offs of impaired loans with a specific allowance during the quarter, or some other reason and provide additional information to allow an investor to fully understand this trend and underlying causes, especially if the reason is due to new collateral valuations.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

                        Sincerely,

                        Kevin W. Vaughn
                        Accounting Branch Chief